Exhibit (a)(5)(vii)

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STATE OF MICHIGAN

IN THE CIRCUIT COURT FOR OAKLAND COUNTY

JACK SANDERS, Individually and on behalf	CASE NO: 16-155387- CB
of all others similarly situated,	HON: JDG ALEXANDER

Plaintiff,

v.

FEDERAL-MOGUL HOLDINGS
CORPORATION, DANIEL A. NINIVAGGI,
RAINER JUECKSTOCK, SUNGHWAN
CHO, THOMAS W. ELWARD, GEORGE
FELDENKREIS, J. MICHAEL LAISURE
COURTNEY MATHER, MICHAEL NEVIN,
LOUIS J. PASTOR, NEIL S. SUBIN,
AMERICAN ENTERTAINMENT
PROPERTIES CORP., IEH FM HOLDINGS
LLC, and ICAHN ENTERPRISES L.P.,

Defendants.

COMPLAINT AND JURY DEMAND

There is no other civil action arising out of the same transaction or occurrence as alleged in the Complaint pending in this court. An action in Federal Court has been previously filed, but was voluntarily dismissed after having been assigned to a Judge. I verify that this action meets the statutory requirements to be assigned to the Business Court.

/s/ Anthony DeLuca

        Anthony L. DeLuca

Plaintiff Jack Sanders (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

1. Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of Federal-Mogul Holdings Corporation (“Federal-Mogul” or the “Company”) against Federal-Mogul’s Board of Directors (the “Board” or the “Individual Defendants”), Icahn Enterprises L.P. and its affiliated entities American Entertainment Properties Corp. (“AEH”) and IEH FM Holdings LLC (“Merger Sub”) (collectively, “Icahn”) (collectively with Federal-Mogul and the Board, the “Defendants”), challenging an all-cash transaction by which Icahn will acquire each issued and outstanding share of Federal-Mogul for $9.25 per share (the “Proposed Transaction” or “Merger”). Both companies’ boards of directors have approved the deal.

2. Pursuant to the terms of the definitive Agreement and Plan of Merger entered into by and among Federal-Mogul, Merger Sub I and Merger Sub II (the “Merger Agreement”), Icahn, through its affiliated entities, will acquire all of the outstanding shares of Federal-Mogul common stock for $9.25 in cash per share, in a “going private” transaction valued at approximately $282 million overall. The Proposed Transaction is structured as a tender offer.

3. In the Solicitation/Recommendation Statement filed by Defendants on form 14D-9 with the SEC on September 26, 2016 (the “Recommendation Statement”), defendants failed to disclose all material information necessary for Federal-Mogul stockholders to make an informed decision regarding the Proposed Transaction. Specifically, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (1) the background of the Proposed Transaction; (2) the data and inputs underlying the financial valuation exercises that purportedly support the so-called “fairness opinions” provided by Federal-Mogul’s financial advisor Houlihan Lokey Capital, Inc. (“Houlihan Lokey”); and (3) Federal-Mogul’s financial projections, relied upon by Houlihan Lokey.

4. Notably, as evidenced by the Recommendation Statement, the sales process leading up to the Proposed Acquisition was rife with conflicts of interest stemming from Icahn’s influence over the transaction, and stemming from its longstanding desire in spinning off a large part of the Company to further its own interests.

5. Notably, the Proposed Transaction is the result of majority stockholder Icahn freezing out Plaintiff and other public common stockholders of Federal-Mogul. Icahn, which prior to the Proposed Transaction, owned 86% of the Company seems to have used its considerable ownership stake in Federal-Mogul to push through a deal that was beneficial to itself at the expense of Plaintiff and others in the proposed class.

6. Compounding the issue, at the Federal-Mogul Board’s independence from Icahn is severely compromised, with a majority of Board Members having either current employment with Icahn, or an extensive history of high-level, officer position employment history with the partnership, including both of the Company’s Co-Chief Executive Officer/Co-Chairman of the Board.

7. Such domination of the Company’s voting power and Board control render the Proposed Transaction all but inevitable, no matter the poor outcome for Plaintiff and all other public stockholders of the Company.

8. Exacerbating matters, pursuant to the Merger Agreement, Defendants agreed to a slate of deal protection devices including, inter alia:: (i) a strict no-solicitation provision which will prevent the Company from soliciting other potential acquirors or even continuing discussions and negotiations with potential acquirors; (ii) an information rights provision that requires the Company to notify Icahn within forty-eight hours of any competing bids; and (iii) a matching rights provision that provides Icahn with three business days to merely match any competing bid in the event one is made.

9. If the Proposed Transaction is approved, the Individual Defendants will have breached their fiduciary duties of loyalty and due care by, inter alia, agreeing to sell Federal-Mogul without first taking steps to ensure that Plaintiff and other Class members (defined below), who are the minority stockholders of the Company, would obtain adequate and fair consideration under the circumstances.

10. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Federal-Mogul stockholders.

11. Plaintiff alleges that he, along with all other public stockholders of Federal-Mogul common stock, are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated. The consideration offered to Federal-Mogul stockholders is inadequate.

PARTIES

12. Plaintiff Jack Sanders is an individual and a resident of the state of Nevada. Plaintiff has been a stockholder of Federal-Mogul during all relevant times hereto.

13. Federal-Mogul is incorporated in Delaware with headquarters located at 27300 West 11 Mile Road, Southfield, Michigan 48034. Federal-Mogul Holdings Corporation supplies various components, accessories, and systems to the manufacturers and servicers of vehicles and equipment worldwide. The Company operates in two segments, Powertrain and Motorparts. The Company serves original equipment manufacturers and servicers of automotive, light, medium and heavy-duty commercial vehicles, off-road, agricultural, marine, rail, aerospace, power generation, and industrial equipment markets, as well as various distributors, retail parts stores, and mass merchants. The Company’s common stock is traded on the NasdaqGS under the ticker symbol “FDML”.

14. Defendant Daniel A. Ninivaggi (“Ninivaggi”) has served on the Federal-Mogul Board of Directors at all relevant times. In addition, Ninivaggi serves as one of the Company’s Co-Chief Executive Officer’s (“Co-CEO”) and Co-Chairman of the Board. Notably, and furthering the unfairness of the Proposed Transaction, Ninivaggi has, from 2010 through 2015, served in a variety of roles at Defendant Icahn Enterprises L.P., including as President, General Partner, CEO, and director.

15. Defendant Rainer Jueckstock (“Jueckstock”) has served on the Federal-Mogul Board of Directors at all relevant times. In addition, Jueckstock as one of the Company’s Co-CEO’s and Co-Chairman of the Board.

16. Defendant SungHwan Cho (“Cho”) has served on the Federal-Mogul Board of Directors at all relevant times. Notably, and furthering the unfairness of the Proposed Transaction, Cho currently serves as Chief Financial Officer (“CFO”) of Defendant Icahn Enterprises L.P.

17. Defendant Thomas W. Elward (“Elward”) has served on the Federal-Mogul Board of Directors at all relevant times. In addition, Elward serves as a member on the Board’s Compensation and Audit Committees and as the Chair of the Special Committee of the Board.

18. Defendant George Feldenkreis (“Feldenkreis”) has served on the Federal-Mogul Board of Directors at all relevant times. In addition Feldenkreis was initially slated to be a part of the Special Committee, however he recused himself for as of yet unkown reasons.

19. Defendant J. Michael Laisure (“Laisure”) has served on the Federal-Mogul Board of Directors at all relevant times. In addition, Laisure serves as the Chair of the Board’s Audit Committee. Incredibly, Laisure, who serves on the Board of an Icahn affiliate as a director, was allowed to both create the Special Committee (due to his position on the Audit Committee) and serve on the Special Committee itself, insuring Icahn had at least one assured vote in the small, three person Special Committee.

20. Defendant Courtney R. Mather (“Mather”) has served on the Federal-Mogul Board of Directors at all relevant times. Notably, and furthering the unfairness of the Proposed Transaction, Mather currently serves a Managing Director of Icahn Capital L.P., an entity affiliated with Defendant Icahn.

21. Defendant Michael Nevin (“Nevin”) has served on the Federal-Mogul Board of Directors at all relevant times. In addition, Nevin serves as the Chair of the Board’s Compensation Committee. Notably, and furthering the unfairness of the Proposed Transaction, Mather currently serves a Financial Analylst at Defendant Icahn Enterprises L.P.

22. Defendant Louis J. Pastor (“Pastor”) has served on the Federal-Mogul Board of Directors at all relevant times. Notably, and furthering the unfairness of the Proposed Transaction, Pastor currently serves as Deputy General Counsel of Defendant Icahn Enterprises L.P.

23. Defendant Neil S. Subin (“Subin”) has served on the Federal-Mogul Board of Directors at all relevant times. In addition, Subin serves as a member on the Board’s Compensation and Audit Committees. Subin also served as a member on the Special Committee.

24. The Defendants named in paragraphs 14 – 23 are, and at all times relevant hereto have been, directors of Federal-Mogul.

25. The Defendants named in paragraphs 14 – 23 are referred to herein as “Individual Defendants” or “Director Defendants”.

26. The Director Defendants owe fiduciary duties including good faith, loyalty, fair dealing, due care and candor to Federal-Mogul and its stockholders.

27. The Director Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship required them to exercise their best judgment, and to act in a prudent manner and in the best interests of the company’s stockholders.

28. Each Director Defendant herein is sued individually, as a conspirator and aider and abettor, as well as in their capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

29. Defendant AEH owns and operates a hotel and a casino tower and offers gaming facilities. The Company is a subsidiary of Defendant Icahn Enterprises, L.P. and the parent entity of Defendant Merger Sub. Defendant AEH can be served care of its agent for service of process, Corporation Service Company, 2711 Centerville Rd., Suite 400, Wilmington, DE 19808.

30. Defendant Merger Sub is a Delaware Limited Liability Company, an immediate subsidiary of AEH, and an ultimate subsidiary of Icahn Enterprises, L.P. It can be served care of its agent for service of process, the Corporation Service Company at 2711 Centerville Rd., Suite 400, Wilmington, DE 19808.

31. Defendant Icahn Enterprises, L.P., is a Delaware Master Limited Partnership, with a principal place of business located at 767 Fifth Avenue, Suite 4700, New York, NY 10153. Icahn, through its subsidiaries, operates in investment, automotive, energy, metals, railcar, gaming, mining, food packaging, real estate, and home fashion businesses in the United States, Germany, and Internationally. Icahn’s units are traded on the NasdaqGS under the ticker symbol “IEP”.

CLASS ACTION ALLEGATIONS

32. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Federal-Mogul common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

33. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of July 25, 2016, there were 169,040,651 shares of Federal-Mogul common stock issued and outstanding, resulting in hundreds, if not thousands of stockholders. The actual number of public stockholders of Federal-Mogul will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)	whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

34. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public stockholders of Federal-Mogul and owe them, as well as the Company, a duty of care, loyalty, good faith, and disclosure.

35. Moreover, when an entity exerts actual over a company, it has a fiduciary duty to deal fairly and openly with the minority stockholders. In any situation where a controlling stockholder stands on both sides of the transaction, as Icahn does here, the entire fairness standard is implicated and the defendants, at least initially, bear the burden of demonstrating the two basic aspects of fair dealing and fair price.

36. The concept of fair dealing embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, and disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The concept of fair price relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company’s stock.

37. In addition where, as here, a majority of the Board is inherently conflicted, the directors must ensure that the transaction is entirely fair to stockholders. Thus, in connection with the Proposed Transaction, the Board had an affirmative fiduciary obligation to conduct a fair process and obtain a fair price for the Company’s stockholders.

38. To demonstrate entire fairness, the defendants must present evidence of the cumulative manner by which they discharged all of their fiduciary duties. An entire fairness analysis then requires the Court to consider carefully how the board of directors discharged its fiduciary duties with regards to each aspect of the non-bifurcated components of entire fairness: fair dealing and fair price.

39. To diligently comply with their fiduciary duties, the Individual Defendants and Icahn may not take any action that:

a.	adversely affects the value provided to the corporation’s stockholders;

b.	will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	contractually prohibits them from complying with their fiduciary duties; and/or

d.	will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public stockholders, and place their own pecuniary interests above those of the interests of the company and its stockholders.

40. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Federal-Mogul, are obligated to refrain from:

a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public stockholders.

41. Here, five of the ten members of the Board are employed by (or have had recent, long-term employment with) the Company’s largest stockholder or its affiliates. These conflicted Board members had every motive and opportunity to seek to push the Proposed Transaction regardless of the effect on Federal-Mogul’s minority stockholders. In light of their conflicts, it was impossible for these five director defendants to fulfill their fiduciary duties to Federal-Mogul’s stockholders.

42. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, and good faith owed to Plaintiff and other public stockholders of Federal-Mogul.

FURTHER SUBSTANTIVE ALLEGATIONS

A. Background

43. Federal-Mogul supplies various components, accessories, and systems to the manufacturers and servicers of vehicles and equipment worldwide. The Company operates in two segments, Powertrain and Motorparts. The Powertrain segment offers various products, including pistons, piston rings, piston pins, cylinder liners, valve seats and guides, engine bearings, industrial bearings, bushings and washers, ignition products, dynamic seals, bonded piston seals, combustion and exhaust gaskets, static gaskets and seals, rigid heat shields, element resistant systems protection sleeving products, flexible heat shields, and lighting products. The Motorparts segment provides light and commercial vehicle disc pads, light vehicle drum brake linings, commercial vehicle full length linings, commercial vehicle half blocks, railway brake blocks, driveline universal joints, combustion and exhaust gaskets, static gaskets and seals, and wipers, as well as chassis parts, such as ball joints, tie rod ends, sway bar links, idler arms, pitman arms, and control arms.

44. Federal-Mogul offers its products under the Wagner, Abex, Ferodo, Jurid, Stop, OEx, QuickStop, ThermoQuiet, MOOG, QuickSteer, Beral, Fel-Pro, Payen, Goetze, National, ANCO, Champion, Sealed Power, Speed Pro, FP Diesel, Nüral, AE, and Glyco brand names. The Company serves original equipment manufacturers and servicers of automotive, light, medium and heavy-duty commercial vehicles, off-road, agricultural, marine, rail, aerospace, power generation, and industrial equipment markets, as well as various distributors, retail parts stores, and mass merchants.

45. Federal-Mogul has a long history of financial success, most recently demonstrated in its Q2 2016 Financial Results, which were announced on July 27, 2016. Notably, the Company saw a $24 million increase in net sales year-on-year and an improved gross profit margin of 1% from the same time period. Speaking on these positive results, Defendant, Co-CEO and Co-Chairman of the Board Jueckstock stated that the Company was “pleased with our overall results for the quarter”.

46. Such positive financial results are not an anomaly for Federal-Mogul, but rather a trend that the automotive parts giant has cultivated in throughout its successful existence. Looking back further, the Company’s Q1 2016 Financial Results, announced on April 27, 2016, showcase a strong financial performance. For example, net sales increased by roughly $62 million year-on-year for a roughly 3% increase. Additionally, the Company’s gross profit margin increased by 1.5% over the same time period. Speaking on these positive results, Defendant, Co-CEO and Co-Chairman of the Board Ninivaggi stated that, “Our first quarter results reflect continued improvement in our financial performance...”

47. Looking even further back, the Company was performing with financial strength well before the initial overtures from Icahn to take over the Company in February of 2016. For instance, on the same day that Icahn issued its original public offer, February 29, 2016, the Company announced its Q4 and full year 2015 Financial Results, which highlighted a growing and successful Company. For instance, the press release highlighted an increase in net sales for Q4 of $3 million year-on-year, and an incredible increase in Gross profit of $45 million, or 20% year-on-year. On a full-year basis, the Company reported an increase of $102 million in net sales from 2014 to 2015 and an impressive increase of $17 million in gross profit.

48. The Company’s strong recent growth, including consistent increases to its net sales and profit margin figures, is truly incredible, and those in the financial media have taken note. For example, in a September 6, 2016, article with The Street, Giovanni Bruno writes, “The company’s strengths can be seen in multiple areas, such as its impressive record of earnings per share growth, compelling growth in net income and good cash flow from operations”.

49. While these signs point to a strong Company poised for future success. However, due to the Directors’ breach of fiduciary duty, Plaintiff and other members of the class of public Federal-Mogul stockholders will forever be foreclosed from reaping the ultimate profits of their investments.

B. The Flawed Process Leading to the Proposed Transaction

50. On February 28, 2016, the Board received a letter from Icahn, the beneficial owner of approximately 82.0% of the outstanding Shares, in which Icahn indicated its interest in discussing a potential acquisition of the issued and outstanding Shares not owned directly or indirectly by Icahn in a merger transaction at a price per share of $7.00.

51. On February 29, 2016, the Company publicly announced the receipt of Icahn’s offer and the Company’s stock price closed at $7.26 per share.

52. On March 1, 2016, the Board held a meeting to discuss Icahn’s offer and the establishment of the Special Committee. At that meeting, the Board delegated to the Audit Committee of the Board the authority to establish and constitute the Special Committee and to delegate to the Special Committee the full power of the Board to consider and negotiate the terms and conditions of the transaction contemplated by Icahn’s offer or any alternatives thereto involving the Company and Icahn. Thereafter, the Audit Committee of the Board established and constituted the Special Committee, appointed each of Directors Elward, Feldenkreis, Laisure and Subin to serve on the Special Committee and delegated to the Special Committee the full power of the Board to consider and negotiate the terms and conditions of the transaction contemplated by Icahn’s offer or any alternatives thereto involving the Company and Icahn.

53. Following its establishment, the Special Committee held a meeting on March 8, 2016 to interview a representative of Richards, Layton & Finger, P.A. (“RLF”) and to consider the retention of RLF as outside legal counsel to the Special Committee. RLF previously had served as outside legal counsel to a special committee of the Board during 2012 and 2013 formed in connection with a rights offering, of which Directors Feldenkreis and Laisure were members. After further discussion, following the departure of the representative from RLF, the Committee agreed to retain RLF as its outside legal counsel.

54. Thereafter, on March 9, 2016, the Special Committee met to discuss potential financial advisors to the Special Committee that the Special Committee deemed advisable to interview in connection with its review of Icahn’s offer and alternatives thereto. By this time, the Special Committee had received information from potential financial advisors regarding their respective qualifications to serve as financial advisor to the Special Committee that had been provided to the Company following the public announcement of Icahn’s offer. The Special Committee met to discuss this information, the prior experience of the Special Committee members with the various potential financial advisors and the key attributes that the Special Committee would desire in selecting a financial advisor for this undertaking.

55. On March 14, 2016, Director Feldenkreis resigned from the Special Committee due to other commitments. Also on March 14, 2016, following a recommendation by the Audit Committee of the Board, the Board adopted the proposed charter for the Special Committee as presented to the Board by the Audit Committee, and confirmed that the Special Committee would consist of Directors Elward, Laisure and Subin, with Elward acting as the chair of the Special Committee.

56. On March 14, 2016 and March 15, 2016, the Special Committee, along with representatives of RLF, interviewed potential independent financial advisors, including Houlihan Lokey, to assist the Special Committee in connection with its review of IEP’s offer and any alternatives thereto involving the Company.

57. On March 17, 2016, the Special Committee held a meeting, with RLF present, to consider the selection of a financial advisor. At the meeting, the Special Committee determined, subject to the negotiation of a satisfactory engagement letter, to retain Houlihan Lokey as the Special Committee’s independent financial advisor in light of, among other things, Houlihan Lokey’s experience and reputation, commitment to assign its senior members to the engagement, proposed fee structure and confirmation, based on its internal procedures.

58. On March 22, 2016, a monthly meeting was held between members of the Company’s management and Icahn to discuss the Company’s financial performance. Notice of such meeting was given to the Special Committee, and the Special Committee was provided copies of the materials for the meeting. Such meetings occurred monthly between members of the Company’s management and Icahn, and follow-up phone calls between members of the Company’s management and Icahn typically occurred thereafter to respond to more detailed inquiries from Icahn about the Company’s financial performance discussed at the meeting.

59. On March 29, 2016, the Special Committee formally engaged Houlihan Lokey as financial advisor to the Special Committee.

60. On March 30 and 31, 2016, meetings were held at Icahn’s office in New York between members of the Company’s management and Icahn to discuss business updates and marketing strategy. The Special Committee was advised of such meetings in advance thereof.

61. On March 31, 2016, the Board received a communication from Keith Cozza (“Cozza”), President and CEO of Icahn, stating that Icahn was not considering selling its stake in the Company at the present time.

62. On April 4, 2016, the Special Committee held a meeting, along with representatives of RLF and members of the Company’s management, including Directors, Co-CEOs, and Co-Chairmen Ninivaggi and Jueckstock, as well as Jerome Rouquet (“Rouquet”), Senior Vice President and CFO of the Company. At the meeting, members of the Company’s management reviewed with the Special Committee management’s latest three-year projections for fiscal years 2016 through 2018 as well as the Company’s (and each of Motorparts and Powertrain segments’) historical and projected financial results and trends, including in sales, gross margin, selling, general and administrative expense, capital expenditures, operational EBITDA, value cash flow and free cash flow (the “April Projections”), as well as certain factors impacting the April Projections and other key assumptions. Management did not provide projections for fiscal years 2019 and 2020 at this meeting.

63. Following such discussion, the Special Committee directed management to provide the April Projections to Houlihan Lokey, to cooperate with Houlihan Lokey in connection with its review of the Company and to notify the Special Committee of, among other things, any major changes to the 2016 budget or to the April Projections. The Special Committee then discussed the guidelines that had been sent by the Special Committee to the Company on March 22, 2016 relating to, among other things, the role and function of the Special Committee, interactions between members of management and Icahn as well as potential conflicts of interest (such guidelines, the “Management Guidelines”) .

64. Also at the meeting the Special Committee discussed with RLF the possibility of having Houlihan Lokey conduct a full sales process, but in light of Icahn’s indication that it would not consider selling its interest in the Company, decided not to direct Houlihan Lokey to conduct such a process.

65. Additionally, at this meeting, Director and Special Committee member Laisure discussed with RLF that he currently served on the board of an Icahn affiliate, however, no change to the composition of the Special Committee was taken at this time.

66. Also on April 4, 2016, Company management and Houlihan Lokey held a call to discuss the April Projections and related matters. Thereafter, throughout the Special Committee’s review and consideration of Icahn’s offer, members of the Company’s management and representatives of Houlihan Lokey held numerous calls to discuss the Company’s financial performance and outlook and related matters.

67. On April 25, 2016, the Special Committee, along with RLF and Houlihan Lokey, held to discuss diligence meeting that were held on April 19, 2016 and related matters and potential next steps in the process. At the meeting, the Special Committee discussed the Company’s financial performance, including its expected performance in the first quarter of 2016. Representatives of Houlihan Lokey discussed with the Special Committee certain matters that the Company had provided to or discussed with Houlihan Lokey relating to the Company’s capital structure and material contracts, as well as the Company’s significant leverage and potential need to refinance all or a portion of its debt prior to 2018. In particular, management noted that the Company’s significant leverage and refinancing needs made it difficult to forecast the Company’s financial position beyond fiscal year 2018 as such forecasts would require assumptions about the Company’s interest expense and financial position that would be contingent on a number of factors, including market conditions at the time the Company refinanced its debt obligations.

68. Following further discussion, as requested by the Special Committee, representatives of Houlihan Lokey reviewed with the Special Committee a preliminary list of financial sponsors and strategic buyers that, based on such parties’ presence in the industries in which the Company operates as well as the capacity to undertake a transaction involving the Company, might be contacted in connection with targeted outreach efforts. In order to assist the Special Committee in such efforts, representatives of Houlihan Lokey proposed to contact the parties on such list to determine whether such parties would be interested in purchasing the outstanding Shares not owned by Icahn and its affiliates and to direct such parties to the Company’s public filings for information regarding the Company. The Special Committee determined to review the proposed list and to provide Houlihan Lokey with feedback thereon. The Special Committee also discussed potential next steps in the process and a timetable for responding to Icahn’s offer.

69. On April 26, 2016, there was a regular meeting of the Board. The Board materials included a one-page summary of sales, operational EBITDA, capital expenditures and operating cash flow included in the April Projections and were provided to all directors, including the Icahn representatives on the Board.

70. On April 28, 2016, the Special Committee held a meeting, along with RLF, to discuss a list of 14 financial sponsors and 18 strategic buyers that might be contacted to assess their interest in purchasing the issued and outstanding Shares not owned by Icahn and its affiliates. After considering the parties on the list, the Special Committee directed representatives of RLF to inform Houlihan Lokey to initiate contact with such parties.

71. On April 29, 2016, at Houlihan Lokey’s request, Company’s management agreed that it would develop a five-year forecast through fiscal year 2020.

72. On May 5, 2016, the Company provided Houlihan Lokey with revised April Projections, which had been updated to reflect additional information on certain cash flow inputs, as well as projections for 2019 and 2020 not previously included in the April Projections, including historical and projected results and trends, including in sales, gross margin, selling, general and administrative expense, capital expenditures, operational EBITDA, value cash flow and free cash flow (together with supporting schedules, the “May Projections”), which were subsequently reviewed and approved by the Special Committee. Management indicated to Houlihan Lokey that, while it had prepared the 2019 and 2020 forecasts included in the May Projections, such projections inherently contained more uncertainty than the 2016 through 2018 projections as a result of, among other things, the Company’s need to refinance all or a portion of its debt in

2018. As a result, the 2019 and 2020 forecasts contained in the May Projections included assumptions about the Company’s interest expense and financial position in connection with a refinancing that would be contingent on a number of factors outside the Company’s control, including market conditions at the time the Company refinanced its debt obligations. At Houlihan Lokey’s request, Company management subsequently prepared supplemental schedules with additional details related to the May Projections.

73. On May 9, 2016, at a Special Committee meeting, Houlihan Lokey indicated that approximately two-thirds of the financial sponsors contacted had expressed no interest in acquiring the outstanding Shares not owned by Icahn and its affiliates and that no financial sponsors had proposed, as an alternative, an acquisition of the whole Company. Houlihan Lokey also noted that outreach to strategic buyers had commenced.

74. At a May 11, 2016, Special Committee meeting, Houlihan Lokey discussed with the Special Committee certain preliminary financial perspectives regarding the Company and potential strategic alternatives to IEP’s proposed transaction, including remaining a stand-alone entity, a sale of the minority interest to an unaffiliated third party, a spin-off of Motorparts or a leveraged recapitalization, and also reviewed with the Special Committee the results of the Special Committee’s targeted outreach efforts, which did not result in any of the potential strategic or financial buyers indicating an interest in acquiring the minority interest.

75. On May 16, 2016, the Special Committee held a meeting along with RLF and Houlihan Lokey, wherein the Special Committee reviewed certain financial information that had been prepared at the request of the Special Committee for negotiating purposes in support of the Special Committee’s efforts to present a strong counterproposal to Icahn’s offer. The Special Committee discussed and considered the appropriate negotiating strategy and determined to respond to Icahn’s offer with a counterproposal of $11.75 per share.

76. On May 17, 2016, Elward, together with representatives of Houlihan Lokey, held an in-person meeting with Icahn representatives Carl Icahn, Cozza, and Defendant Choat which Defendant Ninivaggi was also present, to present the Special Committee’s counterproposal.

77. On May 20, 2016, the Special Committee held a meeting during which it discussed, among other things, that members of Company management contacted Houlihan Lokey earlier that day, among other things, to provide updated financial performance estimates for Powertrain reflecting downward revisions to projected sales for 2016 through 2020 and operational EBITDA for 2017 through 2020 as a result of certain customer issues and the continued downturn in the heavy duty and industrial segments of the automotive parts industry (the “May Financial Updates”).

78. On May 21, 2016, the Special Committee held a meeting to discuss the May Financial Updates, which reflected a less positive outlook for the Company. Elward instructed Houlihan Lokey to disregard the May Financial Updates in its financial analyses.

79. On June 1, 2016, after discussion regarding an update to the process with Houlihan Lokey, the Special Committee determined to not lower its counteroffer of $11.75 per share to Icahn, and to indicate to Icahn that it would not be willing to recommend a transaction at either $7.00 per share or $8.50 per share.

80. On June 8, 2016, the Special Committee held a meeting to receive an update on Icahn’s response to the Special Committee’s indication that it would not be willing to recommend a transaction at either $7.00 per share or $8.50 per share. Representatives of Houlihan Lokey provided an update to the Special Committee that, in response to the Special Committee’s indication, Mr. Icahn had reiterated his indication that IEP may be willing to increase its offer to $8.50 per share, to which he requested feedback by the close of business on June 10, 2016. The Special Committee then discussed Icahn indication that it may be willing to offer $8.50 per share and considered, among other things, the recent performance of the Shares, the updated preliminary financial perspectives discussed with Houlihan Lokey at the June 1, 2016 meeting, the Special Committee’s views regarding negotiating strategy and the likelihood of Icahn withdrawing its offer. Following further discussion, the Special Committee directed Houlihan Lokey to further refine its preliminary financial perspectives regarding the Company in order to assist the Special Committee in its evaluation of a possible $8.50 per share offer and to advise Icahn that it would not be in a position to respond by the close of business on June 10, 2016. Following the departure of representatives of Houlihan Lokey from the meeting, the Special Committee further discussed Icahn’s response to the Special Committee’s indication and potential next steps in the process, determining that it would discuss such matters further following additional discussions with Houlihan Lokey.

81. On June 14, 2016, the Special Committee held a meeting with Houlihan Lokey and discussed, amongst other things, a range of prices per share at which the Special Committee would be willing to recommend a transaction and the strategy most likely to lead to Icahn agreeing to a higher price per share. Also at this time the Special Committee revised its counterproposal to $9.75 per share.

82. On June 16, 2016, members of the Special Committee and Houlihan Lokey, held a call with Mr. Icahn and other representatives of Icahn to receive Mr. Icahn’s views of the Company’s business and Icahn’s offer.

83. Later that evening, the Special Committee held a meeting to discuss the concerns expressed by Mr. Icahn as to, among other things, the future of the Company’s business and the risks facing the Company and the industries in which it operates. The Special Committee then discussed, among other things that Icahn seemed to be backing away from its indication that it may be willing to increase its offer to $8.50 per share and was now suggesting that if it were to increase its $7.00 per share offer, it would only increase it to $8.00 per share.

84. On June 17, 2016, the Special Committee held a meeting to discuss the Special Committee’s response to Icahn at a call scheduled for that evening. At the meeting, the Special Committee discussed potential next steps in the process, focusing on either revising its counterproposal below $9.75 per share but above $8.50 per share, or refusing to provide a lower revised counterproposal and advising Icahn that the Special Committee was not willing to support a transaction at or below $8.50 per share. After such discussion, the Special Committee determined not to lower its revised counterproposal of $9.75 per share at such time and directed Elward and representatives of Houlihan Lokey to convey such determination to Icahn.

85. Following the call with Icahn, the Special Committee reconvened to discuss the call held with Icahn. An update on the call was provided to the Special Committee and it was noted that Mr. Icahn had expressed disappointment at not receiving a revised counterproposal from the Special Committee, indicated Icahn’s intent to formally increase its offer to $8.00 per share and requested that the Special Committee respond to such offer the following week.

86. Thereafter on June 17, 2016, Icahn delivered a letter to the Board in which Icahn offered to acquire the remaining Shares not owned by IEP for $8.00 per share in cash, subject to the same conditions set forth in Icahn’s original offer letter. On June 20, 2016, the Company publicly announced the receipt of IEP’s increased offer.

87. On June 21, 2016, the Special Committee held a meeting at along with RLF and Houlihan Lokey, to discuss Icahn’s updated offer letter that had been delivered to the Board and the stock market’s reaction to the announcement of such offer. At this time Houlihan Lokey also noted that the Company’s business prospects had not materially changed since the June 14, 2016, meeting. Following further discussion, the Special Committee concluded that a price below $9.75 per share would offer the stockholders more value than the Company continuing as a standalone entity and determined to respond to Icahn’s offer with a revised counterproposal of $9.25 per share.

88. Later that evening, Houlihan Lokey communicated the Special Committee’s revised counterproposal of $9.25 per share to of Icahn.

89. On June 29, 2016, the Special Committee held a meeting at which all members of the Special Committee, except for Mr. Laisure, were present to receive an update from Houlihan Lokey regarding its calls with Icahn. Houlihan Lokey reported that Mr. Icahn had indicated that, unless the Special Committee accepted Icahn’s offer of $8.00 per share, Icahn was strongly considering formally withdrawing its $8.00 per share offer. The Special Committee discussed and considered potential next steps in the process, including Icahn’s indication that it would withdraw its offer, and, subject to agreement from Mr. Laisure, determined not to accept the offer and not to offer a lower counterproposal or indicate that it would be willing to transact below $9.25 per share.

90. Thereafter both parties suspended discussions regarding a proposed transaction.

91. On or about July 22, 2016, Elward spoke with Cozza, who indicated that Icahn had determined not to formally withdraw its $8.00 per share offer, although Icahn and the Special Committee did not re-engage in negotiations at this time.

92. On August 3, 2016, Icahn contacted representatives of Houlihan Lokey to indicate Icahn’s interest in resuming negotiations and potential willingness to increase its offer to $8.50 per share.

93. On August 4, 2016, the Special Committee held with RLF, at which time Elward provided an update to the other Special Committee members that Icahn had indicated an interest in resuming negotiations and a potential willingness to increase its formal offer of $8.00 per share to $8.50 per share.

94. On August 11, 2016, members of the Company’s management and Houlihan Lokey held a financial update call. During the call, the Company’s management provided Houlihan Lokey with financial performance estimates for Motorparts reflecting downward revisions to projected revenue and operational EBITDA for 2016 and 2017 as a result of sales updates, delay in restructuring benefits and the timing of marketing expenditures (such estimates, together with the May Financial Updates, the “Subsequent Financial Updates”). In addition, Powertrain management reaffirmed its May Financial Updates to Houlihan Lokey.

95. On August 15, 2016, the Special Committee held a meeting along with RLF and Houlihan Lokey, to discuss the preliminary financial analyses with respect to Icahn’s offer and related matters. The Special Committee subsequently instructed Houlihan Lokey not to use the Subsequent Financial Updates in any financial analyses. Following further discussion, the Special Committee directed representatives of Houlihan Lokey to communicate to Icahn that the Special Committee was unwilling to recommend a transaction at $8.50 per share and to reaffirm its counterproposal relayed in June of $9.25 per share, which was subsequently communicated by representatives of Houlihan Lokey to Icahn that day.

96. On September 1, 2016, Icahn contacted Houlihan Lokey to indicate that it was considering increasing its formal offer of $8.00 per share to $9.00 per share.

97. On September 2, 2016, on behalf of the Special Committee, Houlihan Lokey contacted Icahn to encourage it to consider further increasing its offer in light of, among other things, the fact that the Company’s stock price had closed at $9.24 per share.

98. On September 5, 2016, the Special Committee held a meeting, along with RLF and Houlihan Lokey. Houlihan Lokey provided an update to the Special Committee that representatives of Icahn had stated it was willing to consider increasing its indication from $8.50 to $9.00 per share. The Special Committee then discussed potential next steps and determined to respond with a counterproposal of $9.25 per share and directed representatives of Houlihan Lokey to reaffirm the Special Committee’s counterproposal of $9.25 per share.

99. Thereafter, in accordance with the Special Committee’s directives, representatives of Houlihan Lokey contacted Icahn to reaffirm the Special Committee’s counterproposal of $9.25 per share and representatives of RLF sent the revised draft of the merger agreement to Icahn’s legal counsel. Representatives of Icahn subsequently indicated that it would be willing to accept the Special Committee’s counterproposal if the merger agreement were executed, and the transaction announced, before the opening of the NASDAQ stock market the following morning. Representatives of Icahn’s legal counsel also contacted representatives of RLF to indicate that Icahn desired the transaction to be structured as a two-step tender offer and short form back-end merger rather than a one-step merger as contemplated by the draft merger agreement.

100. Later that afternoon, the Special Committee held a meeting at which all members of the Special Committee, except for Mr. Laisure, were present to receive an update on Icahn’s response to the Special Committee’s counterproposal and to discuss the next steps in the process. Houlihan Lokey provided an update to the Special Committee on Icahn’s response to the Special Committee’s counterproposal. Representatives of RLF then discussed the feasibility of meeting Icahn’s proposed timetable and reviewed with the Special Committee Icahn’s indicated desire to change the transaction from a one-step to a two-step transaction and the potential reasons for that decision and the Special Committee determined to accept such structural change.

101. In the morning of September 6, 2016, the Special Committee held a meeting to review the terms of the proposed merger agreement and to consider the approval of the transactions contemplated thereby, including the tender offer and the merger. Houlihan Lokey reviewed and discussed its financial analysis of the $9.25 per

Share cash consideration and Houlihan Lokey rendered an oral opinion to the Special Committee (later confirmed in writing) that the $9.25 per Share cash consideration to be received by public stockholders of the Company pursuant to the Merger Agreement was fair to such holders from a financial point of view.

102. Following further discussions between the Special Committee and RLF regarding the terms of the merger agreement, the Special Committee unanimously adopted resolutions determining that that the merger agreement and the transactions contemplated were fair to and in the best interests of the Company and the minority stockholders, and approved the Proposed Transaction. The Proposed Transaction was thereafter executed.

C. The Proposed Transaction

103. On September 6, 2016 Federal-Mogul and Icahn issued a joint press release announcing the Proposed Transaction:

Southfield, Michigan, and New York, New York, September 6, 2016 – Federal-Mogul Holdings Corporation (NASDAQ: FDML) (“Federal-Mogul”) and Icahn Enterprises L.P. (NASDAQ: IEP) (“Icahn Enterprises”) today announced that Federal-Mogul had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with a subsidiary of Icahn Enterprises, Federal-Mogul’s majority shareholder, pursuant to which Icahn Enterprises will offer to purchase all of the outstanding shares of Federal-Mogul common stock not owned by Icahn Enterprises or its affiliates, in an all-cash transaction for $9.25 per share. The all-cash offer represents a premium of 86 percent above Federal-Mogul’s closing share price of $4.98 on February 26, 2016, the business day prior to Icahn Enterprises’ original proposal of $7.00 per share. The Merger Agreement has been unanimously approved by the Boards of Directors of both companies, the Audit Committee of Icahn Enterprises and the Special Committee of independent directors previously established by Federal-Mogul’s Board of Directors to review and evaluate Icahn Enterprises’ proposal. The transaction is structured as a tender offer followed by a merger.

Federal-Mogul’s Board of Directors, upon the unanimous recommendation of the Special Committee of independent directors, has unanimously recommended that Federal-Mogul stockholders (other than Icahn Enterprises and its affiliates) accept the offer and tender their shares.

Upon consummation of the transaction, Federal-Mogul will be an indirect wholly-owned subsidiary of Icahn Enterprises. If the transaction is completed, Federal-Mogul will become a privately held company and its common shares will no longer be listed on the NASDAQ or any public market. Consummation of the transaction is subject to a “majority of the minority” minimum condition and other customary conditions.

Federal-Mogul, headquartered in Southfield, Michigan, has been a leading global supplier of products and services to the world’s manufacturers and servicers of vehicles and equipment since 1899. The company serves customers in the automotive, light, medium and heavy-duty commercial, marine, rail, aerospace, power generation and industrial markets. Federal-Mogul operates two independent business divisions, each with a chief executive officer reporting to Federal-Mogul’s Board of Directors.

C. The Inadequate Merger Consideration

104. Historical trading prices, the Company’s strong financial performance and potential for continued growth, establish the inadequacy of the merger consideration.

105. Pursuant to the terms of the Agreement, the Transaction values shares of Federal-Mogul at $9.25 per share. Significantly, financial analysts at Gabelli have valued the Company as high as $13.00 per share within the last year, a value approximately 40.54% higher than that contained in the Proposed Transaction.

106. Furthermore, the Company has traded as high as $10.00 per share within the past 52 weeks, or approximately 8.11% higher than the value contained in the Proposed Transaction.

107. Moreover, as discussed herein, the Company is currently in a long stretch of repeated year-on-year reported net sales and gross profit margin increases, with a significant net sales increase of 20% year-on-year occurring within the last financial year. Clearly, the consideration offered in the Proposed Transaction does not properly account for such success.

108. The deal is another attempt from prolific corporate raider, Icahn, to capitalize at the expense of public stockholders, a fact which is not lost on those in the media. For example, in a September 6, 2016, Bloomberg Markets article, author Jamie Butters cites Morningstar Inc., analyst Richard Hilgert, “Icahn is trying to capture the entire vertical set of margins in that business, from Federal Mogul through the retail outlets and all the way down to the consumer...He’s playing on the fact that we’ve got a vehicle population that’s aging and getting bigger, plus the fact that people are driving more. All this means more auto parts.”

109. Mathew Johnston at Investopedia echoed similar thinking in a September 8, 2016 article, stating, “Being able to take Federal-Mogul private will give Icahn both more control over the company and also increasing control over the entire auto-parts supply chain, having previously acquired two separate auto-parts service and retail companies—Pep Boys and Auto Plus.”

110. Additionally, Jessica Stephans writing for Market Realist on July 24, 2016, notes that the Proposed Transaction is “in line” with Icahn’s strategy to acquire “undervalued companies”.

111. In addition, according to a September 12, 2016, Automotive News article by Dustin Walsh, the Proposed Transaction is “likely” to be part of a scheme by Icahn to “resurrect a plan scrapped last year to split the company’s powertrain and aftermarket divisions, with intentions of selling at least one.” Further exploring that line of thought, Pat O’Keefe, managing member of Detroit advisory firm O’Keefe and Associates LLC is quoted as stating, “Maybe [Icahn] already has an exit (a buyer) in his back pocket... This is absolutely an exit play...”

112. Additionally, Matteo Fini, a senior manager of component forecasting for HIS Automotive Inc., in London has similar suspicions, stating, “Spinning off one or both of the businesses is the most effective way to get a value out of a complex portfolio.”

113. Clearly, the Proposed Transaction is not a decision made for the betterment of Federal-Mogul or its public stockholders, but for Icahn in its quest to spin off a large part of the Company for large profits.

114. Despite the significant benefits inherent in the transaction for Icahn, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Icahn.

D. Conflicts of Interest

115. Most notably, Defendant Icahn Enterprises, L.P., through its subsidiaries, stands on both sides of the Proposed Transaction and is able to exert effective control over Federal-Mogul as its majority stockholder. Through this control, Icahn is also able to exert control over a majority of the Company’s Directors.

116. As stated by the Company in its most recent 10K/A filed on April 29, 2016, the Company states that it is a “controlled company” under NASDAQ’s standards and definitions. Specifically –

The Company’s common stock is listed on the NASDAQ Global Select Market, and NASDAQ’s standards and definitions relating to director independence apply to us. The Board has determined that four of the Company’s current directors, Messrs. Elward, Feldenkreis, Laisure and

Subin are independent under these standards and definitions. The Board considered several factors in determining that Messrs. Elward, Feldenkreis, Laisure, and Subin are independent. The Board did not assign any particular weight or importance to any single factor but rather considered them as a whole. After considering all relevant information, the Board concluded that none of Messrs. Elward, Feldenkreis, Laisure, and Subin had any relationship that would interfere with their exercise of independent judgment in carrying out the responsibilities of a director, and that each of them satisfied NASDAQ’s standards and definitions for independence. Each of Messrs. Cho, Nevin, Mather and Pastor are employed by and/or otherwise affiliated with Mr. Icahn or entities controlled by Mr. Icahn, the Company’s principal beneficial stockholder. Messrs. Jueckstock and Ninivaggi are the Company’s current Co-Chief Executive Officers.

From February 25, 2008, and through the date hereof, Mr. Icahn, the Company’s principal beneficial stockholder, controlled more than 50% of the voting power of the Company’s common stock. See “Security Ownership of Certain Beneficial Owners and Management” below. Consequently, the Company is a “controlled company” under applicable NASDAQ rules. Under these rules, a “controlled company” may elect not to comply with certain NASDAQ corporate governance requirements, including requirements that: (i) a majority of the Board consist of independent directors; (ii) director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors; and (iii) compensation of officers be determined or recommended to the Board by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors.

The Company has elected to use these exemptions. As a result, (i) the Company does not have a majority of independent directors, (ii) the Company does not have a nominating committee or a nominating committee charter and (iii) the Company’s Compensation Committee does not satisfy NASDAQ’s corporate governance requirements applicable to compensation committees of non-controlled companies.

117. This statement makes it clear that the Company and Icahn have no intention of valuing the public stockholders of the Company at the expense, no matter how small, to Icahn.

118. Furthermore, at least half of the members of the Company Board either are currently employed, or have recently left long term employment with Icahn or Icahn affiliated companies. Specifically, Defendants Cho, Mather, Nevin, Pastor, and Co-CEO and Co-Chairman Ninivaggi all are currently employed or have been employed recently by Icahn or Icahn affiliated companies, rendering them incapable of making an independent decision regarding the Proposed Transaction.

119. Even more egregious, one of the three members of the Special Committee, Defendant Laisure, is clearly tied to Icahn through his service as a Director on an Icahn affiliated company. This service renders him clearly non-independent, yet he was allowed to both have a hand in the creation of the Special Committee (due to his position on the Audit Committee), but also serve on it, all but ensuring that Icahn had a guaranteed vote on the Special Committee.

120. It is clear that Icahn has improperly used its majority stockholder position to force through a freeze out of the Plaintiff and other public stockholders of Federal-Mogul for its own benefit.

121. In addition, certain insiders stand to receive financial benefits as a result of the Proposed Transaction. For example, the Recommendation Statement makes clear that all current Company officers will remain with the surviving corporation, therefore giving them further compensation not shared among the Plaintiff or other members of the Class.

122. Thus, insiders will receive substantial benefits that differ in nature and degree than the cash consideration that Plaintiff and the Company’s other public stockholders will receive in connection with the Proposed Transaction.

E. Preclusive Deal Mechanisms

123. Despite the unfair price, the Merger Agreement has a number of provisions that makes it more difficult for another buyer to purchase the Company.

124. Moreover, the Agreement contains certain provisions that unfairly favor Icahn by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Agreement contains a “No Solicitation” provision that restricts Federal-Mogul from considering alternative acquisition proposals by, inter alia, constraining Federal-Mogul’s ability to solicit or communicate with potential acquirers.

125. Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide the Icahn information in order to match any other offer and ensuring that they have 48 hours to make such an offer, thus providing the Icahn access to the unsolicited bidder’s financial information and giving Icahn a period of three business days within which to top superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of the Icahn.

F. The Materially Misleading and/or Incomplete Recommendation Statement

126. On September 26, 2016, the Company filed with the SEC a materially misleading and incomplete Recommendation Statement which failed to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning the Sales Process Leading up to the Proposed Transaction

127. Specifically, the Recommendation Statement fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Recommendation Statement fails to disclose the following information:

a.	The specific reasoning as to why the Audit Committee was delegated the task of forming the Special Committee;

b.	Whether RLF had, within the last two years, acted as legal counsel to Icahn or any Icahn related entities, persons, or affiliates;

c.	The specific reasoning as to why Defendant Feldenkreis resigned from the Special Committee;

d.	How did the Special Committee determine if Houlihan Lokey had any “material engagements” involving Icahn or certain related entities;

e.	Whether Houlihan Lokey had any engagements, material or otherwise, with Icahn or any Icahn related entities, persons, or affiliates within the last two years;

f.	Whether the Special Committee was given meeting minutes or the ability to participate in various monthly and special meetings between Company Management and Icahn throughout the sales process;

g.	What specific reasoning did Icahn give in its communication, delivered by Cozza on March 31, 2016, that it was not considering selling its stake in the Company;

h.	Whether the Special Committee ever discussed with Icahn at a later date if it would be amenable to selling its stake in the Company;

i.	Why Defendant Laisure was allowed to sit on the Special Committee when he served on the Board of an Icahn affiliate.

j.	Whether any of the 14 financial sponsors or 18 strategic buyers contacted the Company requesting a discussion of strategic alternatives at any point throughout the sales process;

k.	Why Defendant Cho was allowed to participate III the May 17, 2016 meeting between Elward and Icahn representatives, considering he was a Director of both the Company and Icahn;

l.	Why the Special Committee agreed to accept structural changes to the merger on September 5, 2016 without the presence of one of its members, Laisure;

m.	The specific reasoning the Special Committee executed the September 5, 2016 proposal the next morning, rather than attempting to negotiate a higher price;

n.	Further information regarding management’s April Projection, and the one-page summary of certain items included in the April Projections;

o.	Further information regarding management’s April 25, 2016, presentation to the Special Committee and Houlihan Lokey; and

p.	Further information regarding Houlihan Lokey’s presentations to the Special Committee on May 2, 9, 11, 27 and June 1, 2016.

Omissions and/or Material Misrepresentations Concerning Federal-Mogul’s Financial Projections

128. The Recommendation Statement fails to provide material information concerning financial projections provided by Federal-Mogul’s management, reviewed with Federal-Mogul and relied upon by Houlihan Lokey in its analyses. Courts have uniformly stated that “projections ... are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007). With respect to the projections, the Recommendation Statement fails to disclose:

a.	The financial projections provided by Federal-Mogul management and relied upon by Houlihan Lokey for purposes of its analysis, for fiscal years 2016-2020, for the following items:

i)	Stock-based compensation expense;

b.	Why restructuring expenses and payments are projected to impact unlevered free cash into perpetuity;

c.	The basis for forecasting unlevered free cash flow as a percentage of revenues far below the company’s LTM and peer results; and

d.	The underlying assumptions to arrive at the underfunded pension liability of $921-$1,026 million.

Omissions and/or Material Misrepresentations Concerning Houlihan Lokey’s Financial Analyses

129. In the Recommendation Statement, Houlihan Lokey describes its fairness opinion and the various valuation analyses it performed to render its opinion. However, Houlihan Lokey’s description fails to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinion.

130. For example, the Recommendation Statement does not disclose material details concerning the analyses performed by Houlihan Lokey in connection with the Proposed Transaction, including (among other things):

a.	Regarding Houlihan Lokey’s Sum-of-the-Parts Selected Companies Analysis:

i)	What is the basis for Houlihan Lokey’s selection of Motorparts multiples at or below the low end of the observed ranges when the benchmarking analysis for Federal-Mogul indicates that it has the second highest projected growth in EBITDA; and

ii)	What is the basis for Houlihan Lokey’s selection of median powertrain multiples when the benchmarking analysis for Federal Mogul indicates that it has the highest projected EBITDA growth.

b.	Regarding Houlihan Lokey’s Discounted Cash Flow Analysis:

i)	What is the basis for the selection of a low perpetuity growth rate, which results in an implied low terminal EBITDAP multiple; and

ii)	How did Houlihan Lokey treat stock-based compensation expense (i.e. as a cash or non-cash expense).

131. Without the omitted information identified above, Federal-Mogul’ s public stockholders are missing critical information necessary to evaluate whether the proposed consideration truly maximizes stockholder value and serves their interests. Moreover, without the key financial information and related disclosures, Federal-Mogul’s public stockholders cannot gauge the reliability of Houlihan Lokey’s fairness opinion and the Board’s determination that the Proposed Transaction is in their best interests.

132. Based on the foregoing, it is clear that the Board and Special Committee engaged in an extremely flawed sales process that failed to maximize stockholder value, and improperly served their own interests at the expense of Federal-Mogul’s public stockholders.

133. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction, and the Proposed Transaction is the product of the Board’s breaches of fiduciary duty, aided and abetted by Icahn. Plaintiff seeks the following relief on his claims related to the omissions/misstatements of material information in connection with the Proposed Transaction, including: (i) enjoinment of the Proposed Transaction; or (ii) rescission of the Proposed Transaction in the event that it is consummated and to recover damages resulting from Defendants’ breaches of their fiduciary duties and/or aiding and abetting same.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties – Unfair Price

(Against the Individual Defendants)

134. Plaintiff repeats and realleges each allegation set forth herein.

135. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the stockholders of Federal-Mogul and have acted to put their personal interests ahead of the interests of Federal-Mogul stockholders.

136. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the stockholders of Federal-Mogul by failing to properly value Federal-Mogul and by entering into the Proposed Transaction at an unfair price.

137. The Individual Defendants have breached and will continue to breach its fiduciary duties owed to the public stockholders of Federal-Mogul, and are engaging in, or facilitating the accomplishment of, an unfair and self-interested transaction that is highly unfair to the minority public stockholders of Federal-Mogul.

138. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

COUNT II

Breach of Fiduciary Duties – Unfair Process

(Against the Individual Defendants)

139. Plaintiff repeats each allegation set forth in full herein.

140. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the stockholders of Federal-Mogul and have acted to put their personal interests ahead of the interests of Federal-Mogul stockholders.

141. The Individual Defendants’ approval of the Proposed Transaction will result in a change of control of the Company which imposes heightened fiduciary responsibilities to maximize Federal-Mogul’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

142. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the stockholders of Federal-Mogul because, among other reasons:

(a)	they failed to take steps to maximize the value of Federal-Mogul to its public stockholders and took steps to avoid competitive bidding;

(b)	they failed to properly value Federal-Mogul; and

(c)	they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

143. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Federal-Mogul’s assets and will be prevented from benefiting from a value-maximizing transaction.

144. Unless enjoined by this court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

145. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Against Federal-Mogul, Icahn, AEH, and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty)

146. Plaintiff repeats and realleges each allegation set forth herein.

147. Federal-Mogul, Icahn, AEH, and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Federal-Mogul’s public stockholders, and have participated in such breaches of fiduciary duties.

148. Federal-Mogul, Icahn, AEH, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Federal-Mogul, Icahn, AEH, and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

149. As a result, Plaintiff and the Class members are being harmed.

150. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

B. enjoining, preliminarily and permanently, the Proposed Transaction;

C. in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

D. directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of fiduciary duties;

E. awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

F. granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

Dated: October 5, 2016	/s/ Anthony L. DeLuca
Anthony L. DeLuca (P64874)
ANTHONY L. DELUCA, PLC
14950 East Jefferson Avenue, Suite 170
Grosse Pointe Park, MI 48230
T. (313) 821-5905
F. (313) 821-5906

OF COUNSEL

BRODSKY & SMITH, LLC

Evan J. Smith

Marc L. Ackerman

Two Ba1a Plaza, Suite 510

Ba1a Cynwyd, PA 19004

Tel: 610.667.6200

Attorneys for Plaintiff Sanders

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